

Mail Stop 3233

October 5, 2017

<u>Via E-Mail</u>
Brian J. Sisko, Esq.
Chief Operating Officer, Executive Vice President and Managing Director
Safeguard Scientifics, Inc.
170 North Radnor-Chester Road, Suite 200
Radnor, PA 19087

> **Re:** **Safeguard Scientifics, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 28, 2017**
> **File 333-220716**

Dear Mr. Sisko:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Justin Chairman, Esq.
        Morgan, Lewis & Bockius LLP